GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

February 2, 2007

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of January, 2007, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1. News Releases

(a)	General Minerals Corporation and South American Silver Corp. Announce the Issuance of the Drill Permit at the Escalones Copper-Gold Property in Chile	January 12, 2007

2. Filings with the Toronto Stock Exchange

(a) All news releases referred to under Item 1

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 07-01

General Minerals Corporation and South American Silver Corp. Announce the Issuance of the Drill Permit at the Escalones Copper-Gold Property in Chile

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

January 12, 2007

General Minerals Corporation ("GMC") and South American Silver Corp.("SASC"), GMC's newly-formed South American silver focused company (see GMC PR06-19, December 21, 2006) collectively announce that Minera Aurex (Chile) Limitada ("Aurex"), the Chilean subsidiary of Phelps Dodge Corporation, has received the long anticipated Escalones drill permit from the Chilean government. Aurex received notice from the Comision Nacional de Medio a Ambiente (CONAMA) on December 28, 2006. Escalones is located 97 kilometres southeast of Santiago in central Chile and 35 kilometres east of the El Teniente mine, the world's largest underground copper mine. In March 2005, GMC announced that Aurex could earn up to 72% joint venture interest in the property (see GMC PR 05-03, March 21, 2005).

As previously reported (see GMC PR05-05, May 26, 2005), Aurex completed its own initial exploration of the property during the 2005 Chilean summer. The focus during that phase of exploration had been the completion of a geophysical Induced Polarization ("IP") survey. Aurex ran approximately 12 kms of IP that identified a strong response in an area of approximately 1,000 by 500 metres located in the NW segment of the property approximately 1,000 metres to the west of the majority of the earlier drilling. The present plan is to drill three deep holes in the area of the large geophysical anomaly. The target is a "porphyry copper" that is possibly related to the skarn that GMC drilled previously.

In late 1998, GMC announced the discovery of significant skarn and porphyry copper mineralization from the first diamond drill hole. The copper system at Escalones is defined by a large, alteration zone within which the company has defined a geophysically anomalous (Self Potential anomaly) of approximately four square kilometres. Drill hole ES-1 intersected skarn and porphyritic andesite intrusive-hosted copper mineralization beginning at the surface. ES-1 was drilled by GMC in November 1998 and reported in December (see GMC PR98-20, December 3, 1998). The analyses were reported by Acme Analytical Laboratories (Chile) Ltda. in Santiago, Chile. Representative samples from the core were subsequently reanalyzed by Bonder-Clegg of Santiago as a check. Highest copper grades occurred in the uppermost 377 metres of the hole which averaged 0.63% copper (excluding 102 metres of lower grade sills and dikes. Drill hole ES-5 intersected 113 metres that averaged 1.09% copper. The last drill hole, ES-25, penetrated the porphyry rather than the skarn system. This hole intersected hydrothermally altered granodiorite and diorite that contained porphyry-style, stockwork hosted and disseminated chalcopyrite, bornite and molybdenite mineralization, along with anomalous gold values. At the time that results on drill hole ES-1 were released, December 3, 1998, requirements to identify a Qualified Person on the project under National Instrument 43-101 had not been established. In the case of drill ES-25, released on April 20, 2001, those standards were in effect and Dr. Lawrence A. Dick, Executive Vice President, Exploration for GMC was the Qualified Person for the Escalones project.